

An *Opportunity* Of A *Lifetime*

DHARMA BY NAVISYO

2025

INVEST IN **NAVISYO INC**

Redefining travel, lodging and realty

navisyogroup.com   Miami Beach, FL

Technology   Marketplace   Travel & Tourism   Real Estate

Highlights

1   Navisyo successfully raised over $1,500,000 during its seed rounds on Wefunder

2   Over 1,400+ Investors from 52 countries around the world have backed Navisyo

3 Secured a major U.S. distribution contract with a key strategic partner in the nautical industry.

4 navisyohomes.com - navisyoheroes.com for innovative and affordable housing solutions on the water

5 2 years of field testing operating units, proving concept viability and market readiness.

6 Strong marina agreements secured in the U.S. & Europe, ensuring prime locations for expansion.

7 Secured exclusive design & molds for our AI-powered luxury model, ready for production.

8 Integrated project management with full manufacturing control for our AI-powered luxury model.

Featured Investor

 **Julio Rodriguez** in

Invested $5,000 ⓘ

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Syndicate Lead

Julio pioneers sustainable houseboats, blending innovation with practical design. With expertise in manufacturing, design, and global market

"Why I Decided to Become a Lead Investor in Navisyo Dharma I have been following Navisyo's journey since its inception and have closely observed the company's evolution and milestones. As someone who has successfully operated floating concepts in Florida and belongs to the same industry, I strongly believe in the potential of the Navisyo Dharma project. Navisyo now possesses all the essential components for success— proven market validation, control over manufacturing, exclusive marina partnerships, and a groundbreaking AI-driven hospitality model. This is not just an innovative concept; it is a well-structured and scalable business positioned to disrupt the luxury travel industry. My decision to lead this investment goes beyond capital—I want to actively collaborate, share my knowledge, and contribute my expertise to ensure this project reaches its full potential. The future of AI-powered, sustainable, and immersive travel experiences on water is here, and I am excited to be a part of it."

Our Team



Alexander Michaels Founder

Alexander is a sought after "game changer" resource. His focus is a force multiplier with identifying revenue streams and bringing them to critical mass. He pulls from his broad international business background and Marketing experience.

Navisyo is not just another project. It was born out of a passion for the seas and fueled by the sincere desire to make the world a more enjoyable, healthier and safer place. We also believe in an environment-friendly approach to business by giving back to the marine world and its communities.



C LaManna Vice President & Partner

Having dedicated a 35-year career to bringing his signature style to the retail and wholesale sectors of the luxury marine vessel industry, Chris bring a wealth of experience and contacts to the Navisyo Group.



Patrick Moyal Chief Financial Advisor

After having recently sold a successful accounting firm, in South Florida, with 40+ years experience in the financial world, Patrick is now full time with Navisyo. His mission is to help steer the company towards a successful IPO.



Julio Rodriguez Engineer & Head of Naval Design / Partner / Lead investor

Julio pioneers sustainable houseboats, blending innovation with practical design. With expertise in manufacturing, design, and global markets, he creates unique floating spaces. By integrating tech with eco-friendly solutions.



Tomas Brown Chief Fundraising & Investor relations Officer

Seasoned professional in the marine industry, driven by a passion for boats and business. Specializing in investments and innovation, he excels at forging strong investor relationships by presenting cutting-edge, high-potential, and profitable ventures.



Lucie Nightingale Project Manager & Partner

Project manager and co-founder, Lucie, assisted in building the architecture of Navisyo's booking platform alongside contracted IT. Now, she leads several departments while still diving into special projects as necessary.



Seth Schlessel Attorney / Legal Counsel

Experienced attorney specialized in helping startup companies set sail. Possessing extensive knowledge in the areas of contracts, negotiations, and advising corporations on legal issues, Seth is fervent about using his expertise to help Navisyo grow.



David Aldrich Advisor

David is a marine industry professional specializing in the North American market. David possesses a wealth of experience and solid contacts with other professionals in the industry. He is passionate about all aspects of business development.



Joaquin Davila Investor & Advisor

Born into a shipping family since 1917, Joaquin earned a Marine Affairs degree from the University of Miami. A yachting enthusiast from 11, he pioneered Spain's ROV industry and led a mega yacht marina on the Spanish North Atlantic.

Navisyo Group - The Story

The Navisyo Group was founded in 2020 with a mission to pioneer

The **Navisyo Group** was founded in 2020 with a mission to pioneer transformative solutions on water in luxury and innovation. Our goal is to lead the way in redefining the future of hospitality and yachting through groundbreaking AI-driven technology and visionary and designs.



A MUST WATCH

Dharma Powered by AI – The Future of Luxury on Water...

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A New Era of Luxury Travel Begins

Navisyo Group is proud to introduce *Dharma Powered by AI*, an unprecedented innovation that is set to **redefine the hospitality industry** by blending AI, sustainability, and luxury into one seamless floating experience. More than just a luxury yacht, more than just a hotel, **Dharma is the future of intelligent hospitality**.

The rise of **marina-based tourism, eco-friendly travel, and AI-driven service solutions** has created the **perfect market opportunity** for an innovative solution like Dharma. With previous **successful crowdfunding rounds back in 2021-2022 totaling over $1.5M**, supported by a **community of 1,400+ investors worldwide**, we are now ready to launch **our next chapter**—a $618k Wefunder campaign that will fund the expansion and market launch of Dharma in exclusive marinas around the world.

Our goal? **To build a fleet of AI-powered floating suites, available in premium marina destinations, giving travelers an entirely new, unmatched experience in high-end hospitality & charters.**

INTRODUCING THE NAVISYO GROUP



Navisyo Floatel Dharma

Introducing a revolutionary AI-powered luxury hotel concept on the water. Turn every stay into an extraordinary experience with Dharma's seamless integration of cutting-edge technology and bespoke design.

www.navisyofloatel.com





Navisyo Homes

Redefining Realty – These motorized floating homes offer a unique solution, combining mobility with practicality, and providing an affordable, yet stylish option for those looking to own a home that can move anywhere, anytime.

www.navisyohomes.com

Navisyo Heroes Thank You Fund

Redefining "The Art of Giving Back" - Helping police, firefighters, teachers, military and medical professionals purchase their first home on the water.

www.navisyoheroes.com



What Makes Dharma Unique?

🚢 **A Floating Presidential Suite:** The 40 ft x 15 ft luxury AI-powered catamaran offers 600 sq. ft. of interior space, a 300 sq. ft. private terrace with an option of a jacuzzi, 2 bedrooms one bath and a fully customizable guest experience with smart automation and adaptive living spaces.

Dharma boats are currently being produced on a pre-order basis. While prototypes and design models are already finalized, full production will commence once funding milestones are reached. To initiate the start of production, we will require approximately $100,000 in funding. Each Dharma boat will be designed to have the following features:

Dharma boat will be designed to have the following features:

💡 **Elysium AI – Your Personalized Concierge:** A next-generation autonomous AI concierge that does much more than just adjust climate, security, dining, entertainment, and itinerary planning, ensuring a tailored guest experience at every step—it completely redefines luxury hospitality on water.

🔷 **AI Hospitality on Water:** Dharma is the floating hotel suite equipped with a fully interactive AI system that adapts to every guest's preferences in real time, ensuring a frictionless, intuitive, and hyper-personalized stay.



🔷 **Voice & Facial Recognition for Seamless Access:** Guests enjoy completely keyless entry through biometric recognition, while Elysium AI instantly identifies returning guests, adjusting climate, lighting, and entertainment to match their personal preferences before they even step inside.

🔷 **Captain-on-Demand for Personalized** Itineraries: Guests can summon a

dedicated captain-on-demand through voice commands or touchscreen panels.

🔹 **Smart Room Automation & AI-Powered Adaptation:** The suite's advanced sensor system detects motion, temperature, humidity, and light levels, allowing Elysium AI to create a perfect ambiance—whether guests prefer a cozy, dimly lit evening or a bright, energizing morning.

🔹 **Personalized Dining & On-Demand Gourmet Services:** Through voice activation, or mobile apps, guests can request private chefs, room service, or curated meal recommendations based on their dietary preferences and past selections.



🔹 **Immersive Entertainment & Multi-Zone AI Soundscapes:** Each room features holographic touch panels, smart TVs, and an AI-controlled multi-room audio system that curates music, movies, and interactive virtual concierge assistance customized for each guest's experience.

🔹 **AI-Optimized Energy & Environmental Control:** Dharma integrates smart thermostats, solar-powered energy management, and predictive weather monitoring, ensuring eco-friendly, intelligent power consumption while

monitoring, ensuring eco-friendly, intelligent power consumption while maximizing comfort.

🔷 **Security & Emergency AI Monitoring:** Advanced AI security cameras providing an unmatched level of guest safety and peace of mind.

🔷 **Instant On-Demand Connectivity & Digital Concierge Services:** The suite is fully integrated with high-speed Wi-Fi, smart home panels, and encrypted cloud-based storage, allowing guests to sync devices, store personalized preferences, and access AI-driven concierge support anywhere on board.



This AI-powered floating suite isn't just a hotel—it's the future of luxury hospitality, offering seamless automation, tailored guest experiences, and personalized concierge services never before seen on water.

🏝️ **Elite Marina Locations:** Dharma is strategically positioned in high-demand destinations such as Mallorca, Ibiza, and Marbella, providing exclusive access to the most luxurious marinas in the world.

exclusive access to the most luxurious marinas in the world.

🌎 **A Scalable Business Model:** Our AI-powered luxury floatel concept is designed for global scalability, allowing for quick expansion into coastal cities worldwide.

🏗 **Manufacturing and Production Readiness:** Our partnerships with Spanish manufacturers ensure full control of production, allowing us to meet demand at scale while maintaining exceptional quality with an future option to bring manufacturing in the USA.

NAVISYO FLOATEL DHARMA POWERED BY AI - REDEFINING HOSPITALITY



Introducing a revolutionary AI-powered luxury hotel concept on the water. Turn every stay into an extraordinary experience with Dharma's seamless integration of cutting-edge technology and be spoke design. Delivering unmatched comfort and intelligence, Dharma redefines what it means to stay on water.

To find out more details click at **www.navisyofloatel.com**

The Market Opportunity: Why Invest Now?

🌊 **Hospitality and Luxury Travel Are Booming:** The <u>luxury hospitality industry is a $140B+ market</u>, with marina-based tourism experiencing rapid growth as travelers seek more private, exclusive, and sustainable experiences. Positioning Navisyo within the much broader spectrum of global luxury, experiential, and alternative hospitality, we believe our addressable market is closer to $500B+.

🔮 **First-Mover Advantage:** Navisyo is offering AI-integrated luxury floating suites, creating a new category in high-end travel and hospitality.

🏆 **A Proven Business Model:** Our company has already raised over $1.5M in previous crowdfunding rounds, demonstrating strong investor confidence and market demand.

🚀 **Positioned for Global Expansion:** With exclusive marina partnerships and a scalable design, Dharma plans to expand across premium locations worldwide, offering investors long-term growth potential. *Future projections are not guaranteed.*

How Will We Use the $618k Wefunder Investment?

📍 **First Dharma Showroom Launch:** We will deploy our first fully operational Dharma unit in a world-class marina for investor showcases, client bookings, and marketing campaigns.

🛠️ **Advanced AI Development:** Our proprietary Elysium AI concierge system will be fully optimized, integrating machine learning, voice recognition, and real-time automation for a truly intelligent guest experience.

🌍 **Global Sales & Expansion:** We will establish a high-level sales and distribution network, enabling us to expand Dharma into multiple international destinations.

🏗️ **Fleet Expansion & Mass Production:** Once the first showroom unit is operational, we will initiate full-scale production, ensuring a consistent rollout of Dharma units in high-demand locations.



Exclusive Early Investor Perks

◆ **First 20 investors who will either invest in $5,000 or $10,000** will secure exclusive positions, receiving long-term financial benefits and receive additionally:

◆ **VIP Invitations** in Spain, including an exclusive preview of the first Dharma showroom unit + 2 nights aboard for those who will invest $5,000 and 4 nights for those who will invest $10,000. Included is an experience aboard for the investor & family up to 4 adults and 2 children complimentary during summer 2026 Ibiza or Mallorca based on availability. Cruises are not included but can be requested for a minimal fee.

◆ **Early Reservation Access for Future Dharma Units,** ensuring first-in-line priority as the fleet expands.



Why Navisyo? A Company with a Track Record of Innovation

Navisyo is not just launching a product; we are creating a new industry standard in hospitality. Our history of successful crowdfunding, strong investor network, and deep expertise in AI-powered travel experiences sets us apart as the most forward-thinking company in luxury travel today.

A Legacy of Achievements:

- $1.5M+ successfully raised in past crowdfunding campaigns during its pre-seed phase

- Over 1,400 investors worldwide from over 40+ countries!

- Exclusive partnerships with European manufacturers

- Innovative AI-driven hospitality solutions never seen before

Projected Revenue & Growth Potential

With the deployment of our **first Dharma units in high-demand marinas**, we project significant revenue growth within the first 24 months of operations.

💰 Projected Annual Revenue Per Dharma: $250K - $500K

💎 Scalability: Each new Dharma unit can be replicated in multiple marina locations including building our fleets of floatel concepts throughout the world, exponentially increasing profitability.

🌍 Market Demand: With the rise of AI-driven tourism experiences, Dharma is perfectly positioned to become the gold standard in luxury floating hospitality.

Future projections are not guaranteed.



Join the Movement. Invest in the Future of AI-Powered Luxury.

Dharma is not just an investment—it's a paradigm shift in hospitality & luxury charters creating a unique experience on water. With AI-powered luxury, sustainability, and intelligent floating hotel suites & charter services, we are unlocking a multi-billion-dollar market.

💎 Be part of the future. Invest in Dharma Powered by AI by Navisyo.

📅 Wefunder Pre-Launch: March 1st, 2025

📍 First Showroom Delivery: Q4 2025

🚢 Reservations Open: Q2 2026

➡ **Secure your stake in what we believe is the most exciting hospitality innovation of the decade.**



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Proven Tech Expertise: A Booking Platform Built In-House

At Navisyo Group, we don't just innovate—we **execute**. We successfully **developed, coded, and deployed** a fully operational **booking platform** in-house, a multimillion-dollar IT project that showcases our ability to **build and scale complex technology solutions**. This proprietary system, designed for seamless reservations and hospitality management, is a **powerful asset** that we can integrate into our **AI-powered luxury experiences**, giving us a **competitive edge** and **expanding our revenue potential** across multiple markets. While this development is not online at this time, we have this additional asset ready for deployment anytime!

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NAVISYO HEREOS - THANK YOU FUND

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$5,000 HOUSING ASSISTANCE GRANT FOR THOSE WHO HAVE SERVED US
Navisyo's Heroes Fund is helping police, firefighters, teachers, military and medical professionals purchase their first home on the water, anywhere in the USA and Canada.
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Police, firefighters, military, teachers, social workers and medical professionals are dedicating their lives to serve us - most often, putting their lives at risk for the safety and welfare of our community.

Navisyo Homes would officially like to acknowledge and thank all these front line warriors for their everyday hard work, sacrifice and courage!

Are you an everyday hero aspiring to purchase a home? Navisyo Homes is here to assist and help you fulfill your dream!

Redefining 'the art of giving back'

We are committed to aiding all of our nation's heroes acquire their first home on the water by awarding a $5,000 grant* per household, anywhere in the United States and Canada.

*limited to one Navisyo home per household

Today, for us it is a privilege and an honor to, in turn, lend a small helping hand...

To find out more details click at www.navisyoheroes.com



The Navisyo Floatel Collection | Eco Friendly Real Estat...
NAVISYO FLOATEL COLLECTION
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OUR AMAZING JOURNEY

Navisyo considers all of its team members and key players to be a part of the family. We strive to build a meaningful and healthy work environment - filled with fun, adventure and memories which we create together.



We cordially invite you to join us on this incredibly exciting journey!

Welcome all aboard to the NEW WORLD of NAVISYO!

www.navisyofloatel.com

www.navisyogroup.com

Downloads

Navisyo Wefunder Revenue Share Calculator - Wefunder Revenue Share Calculator.pdf